N E W S R E L E A S E

February 21, 2006

Tabakoto Mine Commences Commissioning with Ore Feed Through the Mill

Nevsun Resources Ltd. (NSU-TSX and AMEX) ("The Company") is pleased to announce that its Tabakoto Mine in Mali has commenced commissioning of the process plant with ore feed through its mill circuit. Supplier's representatives are at site assisting Company management. Preliminary mechanical testing of individual items of process plant and equipment has been on-going since January when the Company took over the final building program.

The Company has been stockpiling ore for the commissioning program. The initial feed to the ball mill and gold recovery circuit during the commissioning period will be lower grade ore. This will allow equipment testing before proceeding with higher grade ore later in March. It is anticipated that commercial production (60% of design throughput) should be reached between late March and the end of April, and the Company looks forward to full scale production during Q2 of 2006.

The combined Tabakoto/Segala surface open pit gold reserves provide a nine year open pit mining life at an annual production rate of approximately 100,000 ounces per year. The 83 sq km Tabakoto/Segala mining licenses contain significant targets for future exploration and the two deposits (Tabakoto and Segala) both have potential for future underground development.

Forward Looking Statements:  The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements.  Factors that could case such differences include:  changes in world commodity markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry.  Forward-looking statements in this release include statements regarding the additional resource potential and final feasibility study.  Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. "John A. Clarke" Dr. John A. Clarke President & Chief Executive Officer NSU06-05.doc	For further information, Contact: Judy Baker (604) 623-4704 or (416) 786-7860 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com